Riviera Holdings Corporation
                         2901 Las Vegas Boulevard South
                               Las Vegas, NV 89109
                       Investor Relations: (800) 362-1460
                               TRADED: AMEX - RIV
                           website: www.theriviera.com

FOR FURTHER INFORMATION:
AT THE COMPANY:                                      INVESTOR RELATIONS CONTACT:
Duane Krohn, Treasurer and CFO                  Betsy Truax, Skorpus Consulting
(702) 794-9527                                             (208)-241-3704 Voice
Email:  dkrohn@theriviera.com                              (208)-232-5317 Fax

FOR IMMEDIATE RELEASE:

                       RIVIERA ANNOUNCES SHARE REPURCHASE

         LAS VEGAS, NV - October 27, 2000 -- Riviera Holdings Corporation (AMEX:
RIV) today announced the Company has purchased, from an unsolicited offer in a private transaction, 50,000 shares of the Riviera's outstanding common stock. The purchase price was $7.125 per share, the closing sale price at October 24, 2000, or an aggregate of $356,250. The shares purchased amount to approximately 1.3% of the Company's outstanding common stock which now totals 3,768,022 shares. The Company does not intend to bid for its stock in the open market, however, it may respond to unsolicited offers in privately negotiated transactions in the future.

Safe Harbor Statement:

The forward-looking statements included in this news release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties including expansion timetables, hotel and casino market conditions and other risks detailed from time to time in the Company's SEC reports, including the Report on Form 10-K for December 31, 1999. Actual results may differ.

About Riviera Holdings:

Riviera Holdings Corporation owns and operates the Riviera Hotel and Casino on the Las Vegas Strip and the Riviera Black Hawk Casino in Black Hawk, Colorado. Riviera is traded on the American Stock Exchange under the symbol RIV.